K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

December 23, 2015

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment No. 234 to the Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

The following are responses by and on behalf of the American Beacon Funds (“Registrant”) to the comments received from you by telephone on December 10, 2015 regarding Post-Effective Amendment No. 234 (“PEA 234”) to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon Flexible Bond Fund (“Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on October 27, 2015. Your comments and the Registrant’s responses are set forth below. The Registrant believes that the responses below fully address all of the Staff’s comments. Defined terms used but not defined herein have the respective meanings assigned to them in PEA 234.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Please include “Tandy” representations in the Registrant’s response.

“Tandy” representations are included above.

2.	Please move the footnote discussing the contingent deferred sales charge to the end of the Fee Table in the Fund Summary.

The Registrant has made the requested change.

Securities and Exchange Commission

December 23, 2015

3.	Footnote three to the Fee Table in the Fund Summary discusses the Manager’s contractual agreement (“Agreement”) to waive fees and/or reimburse expenses of the Fund’s A Class, C Class, Y Class, Institutional Class and Investor Class shares through December 31, 2016. Please confirm that the Manager’s commitment to waive fees and/or reimburse expenses will be for a period of at least one calendar year from the date of the prospectus.

The Registrant confirms that the Manager’s commitment to waive fees and/or reimburse expenses of the Fund will be for at least one year from the date of the prospectus.

4.	The second sentence in the first paragraph of the “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund seeks to achieve its investment objective by investing under normal market conditions at least 80% of its net assets, plus borrowings for investment purposes, in fixed-income instruments of varying maturities and derivative instruments that provide exposure to fixed income instruments.” The SEC staff (“Staff”) believes that the Fund’s principal investment strategy should be to invest, under normal market conditions, at least 80% of its net assets, plus borrowings for investment purposes, in bonds and derivatives that have economic characteristics similar to bonds, as set forth in Footnote 13 to the SEC’s adopting release for Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”).

The Registrant believes that the use of the term “fixed income instruments” in the Fund’s 80% policy is consistent with the Fund’s name. The terms “fixed income” and “bond” both refer to debt securities. For this reason, the terminology “fixed income securities” and “bonds” is commonly used interchangeably by mutual funds. The Registrant notes that it is not uncommon for a mutual fund with the word “bond” in its name, to have adopted a policy to invest at least 80% of its assets in fixed income securities. Mutual funds that have followed this practice include, for example: Global Bond Trust, a series of John Hancock Trust; RBC BlueBay Emerging Market Select Bond Fund, a series of RBC Funds Trust; PIMCO Emerging Local Bond Fund, a series of PIMCO Funds; Leader Short-Term Bond Fund, a series of Northern Lights Funds Trust; Columbia Emerging Markets Bond Fund, a series of Columbia Fund Series Trust; and Frost Total Return Bond Fund, a series of Advisors’ Inner Circle Fund II. The Registrant respectfully declines the comment because the Fund’s name and 80% policy are consistent with accepted industry practice.

5.	The Staff notes that the Fund invests in variable and floating rate securities. Disclose in an appropriate section of the Prospectus that it may take longer than seven days for transactions in bank loans to settle. Also address supplementally how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

Securities and Exchange Commission

December 23, 2015

The Registrant has replaced “Fund Summary−Principal Risks−Bank Loans and Senior Loans Risk” with “Loan Interests Risk” that states the following:

“Unlike publicly traded common stocks which trade on national exchanges, there is no central place or exchange for loans to trade. Loans trade in an over-the-counter market, and confirmation and settlement, which are effected through standardized procedures and documentation, may take significantly longer than seven days to complete. Extended trade settlement periods may, in unusual market conditions with a high volume of shareholder redemptions, present a risk to shareholders regarding the Fund’s ability to pay redemption proceeds within the allowable time periods stated in its prospectus. The secondary market for loans also may be subject to irregular trading activity and wide bid/ask spreads. The lack of an active trading market for certain loans may impair the ability of the Fund to sell its loan interests at a time when it may otherwise be desirable to do so or may require the Fund to sell them at prices that are less than what the Fund regards as their fair market value and may make it difficult to value such loans. Interests in loans made to finance highly leveraged companies or transactions, such as corporate acquisitions, may be especially vulnerable to adverse changes in economic or market conditions. When the Fund's loan interest is a participation, the Fund is subject to the risk that the party selling the participation interest will not remit the Fund’s pro rata share of loan payments to the Fund and the Fund may have less control over the exercise of remedies than the party selling the participation interest.”

For short-term liquidity purposes, the Fund typically maintains a portion of its assets in government money market funds. In addition, the Fund may participate in an inter-fund credit facility whereby, pursuant to an order issued by the SEC, the Fund, under certain conditions, is permitted to lend money to, or borrow directly from, other series of the Registrant for temporary purposes, such as when the cash position of the Fund is insufficient to meet temporary cash requirements. Disclosure regarding the inter-fund credit facility may be found on page 13 of the SAI.

6.	Confirm that the Fund includes a statement in the Prospectus that investments in bank loans may not be securities and, therefore, may not have the protections afforded by the federal securities laws.

The Registrant confirms that in the “Additional Information About the Fund−Additional Information About Risks−Loan Interests Risk” section of the Prospectus, the Registrant states that “[l]oan interests may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws.”

Securities and Exchange Commission

December 23, 2015

7.	The Fund’s risk disclosure does not describe the fact that bank loans can take significantly longer than seven days to settle and that this can translate into a risk for investors that they not get paid if they redeem. Also confirm that the Fund’s risk disclosure describes the fact that investments in bank loans may not be securities and, therefore, may not have the protections afforded by the federal securities laws. As applicable, revise the disclosure to include these risks as principal risks of investing in the Fund.

Please see the Registrant’s responses to Comments 5 and 6 above.

8.	Does the Fund invests in collateralized loan obligations (“CLOs”)? If so, please respond to each of the following comments:

The Fund currently invests in CLOs. Although the Fund does not have a stated policy with respect to investments in CLOs, the Registrant expects that any investments by the Fund in CLO’s will not be material. As of December 10, 2015, CLO’s comprised 1.69% of the Fund’s portfolio.

(a)	State the extent to which the Fund invests in CLOs that rely on the exceptions to the definition of “investment company” contained in Sections 3(c)(1) or 3(c)(7) of the 1940 Act and the upper limit on the Fund’s investments in such CLOs.

As stated above, to the extent that the Fund invests in CLOs, the Registrant does not expect that any such investments will be material. The Registrant notes that the Fund’s investment guidelines for each subadviser limit investments in private placements, which would include CLOs that rely on the exceptions to the definition of “investment company” contained in Sections 3(c)(1) or 3(c)(7) of the 1940 Act, to no more than 10% of the Fund allocation managed by each subadviser. As a result, the Fund’s investments in CLOs that rely on the exceptions to the definition of “investment company” contained in Sections 3(c)(1) or 3(c)(7) of the 1940 Act will not comprise more than 10% of the Fund’s portfolio.

(b)	Will the Fund’s investments in CLO’s exceed 15% of value of the Fund’s portfolio?

Please see the Registrant’s responses to Comments 8 and 8(a) above.

(c)	Does the Registrant view CLO’s as liquid? If so, please justify that determination in your response. The Staff does not believe that CLOs are illiquid, per se, but is currently evaluating the responses of SEC registrants.

Securities and Exchange Commission

December 23, 2015

The Registrant determines whether to treat a CLO as liquid or illiquid on a case-by case basis. The Registrant does not treat CLOs as liquid or illiquid per se. As with other investments, the liquidity of CLOs is made by the Manager and the Fund’s subadvisers based on factors which may include, for example, the amount of a CLO outstanding, the trading frequency of the CLO, the estimated spread and the estimated number of potential purchasers for the CLO.

9.	The disclosure in the “Principal Investment Strategies” section of the Fund Summary indicates that “[t]he Fund may invest in companies of all market capitalizations, including small-and medium-capitalization companies.” Accordingly, please include small capitalization companies risk in the “Principal Risks” section of the Fund Summary.

The Registrant has added Small and Medium-Capitalization Companies Risk to the “Principal Risks” section of the Fund Summary.

10.	The “Principal Investment Strategies” section of the Fund Summary states that the Fund may establish “short positions where the lack of absolute return opportunities could result in favorable returns for a short position.” Please confirm whether the Fund has incurred expenses associated with short sales and, if so, that such expenses are disclosed in the Fee Table.

The Registrant confirms that any dividend or interest expenses related to securities sold short will be included in the fee table. The Registrant notes that, although the Fund may establish short positions, the Fund does not engage in short sales as a principal investment strategy and, therefore, does not typically incur expenses associated with short sales.

11.	The “Principal Investment Strategies” section of the Fund Summary states that the Fund’s average weighted average portfolio duration may range from -5 to +8 years. Please revise the Interest Rate Risk disclosure in the “Principal Risks” section of the Fund Summary to provide an example of a bond with a duration of 8 years rather than four years.

The Registrant has made the requested revision.

12.	As noted in Comment 5 above, the Fund may invest in variable and floating rate loans. Please include floating rate loan risk in the “Principal Risks” section of the Fund Summary.

Securities and Exchange Commission

December 23, 2015

The Registrant notes that “Variable and Floating Rate Loans Risk,” which includes the risks associated with floating rate loans, is included in the “Principal Risks” section of the Fund Summary. This is in addition to “Loan Interests Risk,” as discussed above.

13.	In the “Liquidity Risk” disclosure included in the “Principal Risks” section of the Fund Summary, please describe the fact that bank loans can take significantly longer than seven days to settle and that this can translate into a risk for investors that they not get paid if they redeem.

Please see the Registrant’s response to Comment 4 above.

14.	Please explain supplementally why the BofA Merrill Lynch 3-Month LIBOR Index is an appropriate benchmark index for the Fund. With respect to the Fund’s secondary index, the Barclays Capital U.S. Aggregate Index (“Barclays Index”), please provide the disclosure required by Form N-1A, Item 4, Instruction 2(b).

The Fund seeks to generate positive performance over a full market cycle. It does not seek returns relative to a traditional stock or bond index. The Registrant believes that the BofA Merrill Lynch 3-Month LIBOR Index is one of the few indexes that is assumed to produce positive returns regardless of the market environment or the performance of other asset classes. Therefore, it is an appropriate benchmark to gauge the Fund’s success in achieving its objective.

The Registrant has provided the disclosure required by Form N-1A, Item 4, Instruction 2(b) with respect to the Barclays Index.

15.	Confirm whether the portfolio managers listed in the “Management” section of the Fund Summary are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

The Registrant confirms that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Statement of Additional Information

16.	Disclose information regarding the Trustees Emeritus in the tables included in in the “Trustees and Officers of the Trust” section of the SAI.

Form N-1A, Item 17 requires registrants to disclose information regarding trustees and officers of the Fund and, if the Fund has an advisory board, members of the board. Form N-1A, Item 17(c) also requires registrants to disclose information regarding compensation paid to “any affiliated person of the Fund who received aggregate compensation from the Fund for the most recently completed fiscal year exceeding $60,000.”

Securities and Exchange Commission

December 23, 2015

As stated on page 32 of the SAI, “[a] Trustee Emeritus must commit to provide certain ongoing services and advice to the Board members and the Trusts; however, a Trustee Emeritus does not have any voting rights at Board meetings and is not subject to election by shareholders of the [American Beacon] Fund(s).” The Trustees Emeritus also are not members of any advisory board to the American Beacon Funds. Additionally, the disclosure following the “Trustee Compensation” table on page 32 of the SAI states that “[c]urrently, two individuals who retired from the Board prior to September 12, 2008, have assumed Trustee Emeritus status. One receives an annual retainer of $20,000 from the Trusts. The other individual and his spouse receive annual flight benefits of up to $40,000 combined, on a tax-grossed up basis, on American Airlines.” Even if the Trustees Emeritus are “affiliated persons” of the Trust within the meaning of Section 2(a)(3) of the 1940 Act, neither received aggregate compensation from the Trust for the most recently completed fiscal year exceeding $60,000. Therefore, the Registrant does not believe that disclosure regarding the background, American Beacon Fund holdings, and compensation paid to Trustees Emeritus is required.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
Diana Lai
American Beacon Advisors, Inc.